Vvolt, Inc.

ANNUAL REPORT

2101 SE 6th Ave
Portland, OR 97214
(866) 886-5836
http://vvolt.com

This Annual Report is dated May 4, 2026.

BUSINESS

Vvolt, Inc. ("Vvolt" or the "Company") is a C-Corp organized under the laws of the state of Oregon that makes small electric vehicles for urban transportation, starting with e-bikes. We focus on design: aesthetics, simplicity, and ease of adoption for any rider. We sell vehicles mainly direct to consumers, and primarily through our e-commerce storefront. We also sell wholesale to select distributors, retailers, and to fleets (rentals, libraries, etc.).

Intellectual Property: The Company has an exclusive license agreement to utilize the patented folding, convertible 3-wheeled scooter design.

Corporate History: Vvolt, Inc. was initially organized as Vvolt, LLC, an Oregon limited liability company on June 29, 2020, and converted to an Oregon corporation on August 31, 2023.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 5,000,000
Use of proceeds: Issuance of founders shares as part of the conversion from an LLC to a C-Corp
Date: August 31, 2023
Offering exemption relied upon: Section 4(a)(2)

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Results of Operations

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue

Revenue for the fiscal year ended December 31, 2025 was $937,849, an increase of 4.1% compared to $901,053 for the fiscal year ended December 31, 2024. The relatively modest growth was primarily attributable to constraints in working capital, which limited the Company's ability to procure inventory to support sales, as well as continued uncertainty in supply costs and availability associated with broader geopolitical conditions. In addition, the Company experienced a significant disruption in its primary B2B sales channel following the sale of Pedigo, which resulted in reduced order volume and exposure to outstanding receivables from certain franchise locations.

Cost of Sales

Cost of sales for the fiscal year ended December 31, 2025 was $438,561, a decrease of approximately $256,000 from $694,639 in the prior year. The decrease was primarily driven by the introduction of the Company's second-generation products, which improved production efficiency and reduced per-unit costs.

Gross Profit and Margin

Gross profit increased by $292,873 in 2025 compared to 2024, reflecting both the increase in revenue and the reduction in cost of sales. Gross margin for 2025 was 53.2%, compared to 22.9% in 2024, primarily due to improved product cost structure.

Operating Expenses

Operating expenses, which include compensation and benefits, marketing and sales costs, professional fees, and research and development expenses, decreased by $362,105 in 2025 compared to 2024. This decrease was primarily attributable to a 23.5% reduction in payroll expenses and a 9% reduction in marketing expenses as the Company implemented cost-control measures.

Liquidity and Capital Resources / Going Concern Considerations

The Company continues to face significant liquidity constraints and has been managing its operations with limited working capital. These conditions have impacted the Company's ability to fund inventory purchases and support revenue growth.

Management believes there is potential for future growth as market conditions stabilize; however, the Company expects revenue to remain flat or decline modestly in the near term due to current capital constraints. The Company has sought to raise additional capital but has not secured financing to date and does not currently have active financing commitments.

The Company's ability to continue as a going concern is dependent on its ability to obtain additional working capital and generate sufficient cash flows from operations. If the Company is unable to secure additional financing, it may be required to scale back or discontinue operations.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 26,263.

Debt

Creditor: Washington Trust Bank
Outstanding balance: $1,513,918.00
Interest rate: 5.25%
Material terms: A long-term loan payable for the purchase of inventory and fund working capital
was obtained in June of 2021. The note is secured by a personal guarantee by Christopher Kyle Ranson, commercial property owned by SREK, LLC and primary residence of Mr. Ranson. The outstanding principal balance is due June 18, 2031. The interest rate charged on December 31, 2022 was 5.25%

Creditor: Showers Pass Clothing, Inc
Outstanding balance: $230,049.00
Interest rate: 5.25%
Material terms: A loan has been made by the
related party to the Company to help cover the cost of
purchasing inventory. The debt is unsecured.
The outstanding principal balance is due on demand.
The interest rate charged on December 31, 2022 was 0.00%. Interest will be added in 2023 at a rate of 5.25%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Christopher Kyle Ranson

 Christopher Kyle Ranson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Founder, CEO & Director
• Dates of Service: June 2020 — Present
• Responsibilities: Kyle is Founder and CEO of Vvolt. Kyle does not currently receive a salary from Vvolt, but holds 83% equity in the Company. Kyle spends 90% of his time working for Vvolt. Christoper will only take a base salary once the business is on track to achieve or exceed its 2024 board-approved financial plans.

Other business experience in the past three years:

• Employer: Showers Pass
Title: CEO
Dates of Service: April 2013 — Present
Responsibilities: Kyle is CEO of Showers Pass. Kyle spends 10% of his time working for Showers Pass.

Name: Sarah Jean Charniak

 Sarah Jean Charniak's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CMO
• Dates of Service: December 2020 — Present
• Responsibilities: Head of marketing, e-commerce, and general organization of projects and data. Sara receives an annual salary of $100,000 from Vvolt.

Other business experience in the past three years:

• Employer: Sock It to Me
Title: Head of Marketing

Dates of Service: May 2014 — November 2020
Responsibilities: I ran the marketing and DTC side of the business.

Name: Simon Nicholas Williams

Simon Nicholas Williams's current primary role is with SWPC LLC. Simon Nicholas Williams currently services approximately 2 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: June 2020 — Present
• Responsibilities: Simon is a board member for Vvolt. Simon holds 2% equity in Vvolt.

Other business experience in the past three years:

• Employer: SWPC LLC
Title: CEO
Dates of Service: January 2010 — Present
Responsibilities: Founder and principle at a medical device consulting and manufacturing company

---

Name: Jeremy David Rider

Jeremy David Rider's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: National Sales Manager
• Dates of Service: December 2020 — Present
• Responsibilities: Jeremy is National Sales Manager for Vvolt.

Other business experience in the past three years:

• Employer: Showers Pass
Title: National Sales Manager
Dates of Service: June 2016 — Present

Responsibilities: Responsible for working with key retail partners like: REI, Backcountry, Moosejaw, Public Lands, L.L. Bean, etc. building out seasonal assortments of outdoor apparel and accessories.

Name: Daniel Whittaker Shaw

 Daniel Whittaker Shaw's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Operations Manager
• Dates of Service: March 2021 — Present
• Responsibilities: Dan focues on keeping operations running smoothly. This includes inventory and purchasing, bookkeeping, and oversight of our customer service and tech support teams. Dan receives an annual salary of $65,000 from Vvolt.

Name: Nicolas Michael Wood

 Nicolas Michael Wood's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Vice President
• Dates of Service: February 2021 — Present
• Responsibilities: Overseeing and directing product development and marketing programs. Nicolas currently receives an annual salary of $70,000.

Other business experience in the past three years:

• Employer: Communications
Title: Senior Account Executive
Dates of Service: May 2018 — January 2021
Responsibilities: Agency Account Representative, Supporting Client Marketing Programs

---

Name: Steven Robert Erickson

Steven Robert Erickson's current primary role is with Showers Pass Inc.. Steven Robert Erickson currently services approximately 1 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director
• Dates of Service: June 2021 — Present
• Responsibilities: Steven is on the Board of Directors of Vvolt.

Other business experience in the past three years:

• Employer: Showers Pass Inc.
Title: Partner
Dates of Service: December 2012 — Present
Responsibilities: Business partner, consultant and new business development

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Christopher Kyle Ranson
Amount and nature of Beneficial ownership: 4,150,000
Percent of class: 83%

RELATED PARTY TRANSACTIONS

Name of Entity: Showers Pass Clothing, Inc
Names of 20% owners: Kyle Ranson 65%; Steve Erickson 33%
Relationship to Company: Christopher Kyle Ranson is Showers Pass' CEO
Nature / amount of interest in the transaction: The total amount outstanding is $230,049.
Material Terms: A loan has been made by the related party to the Company to help cover the cost of purchasing inventory. The debt is unsecured.

The outstanding principal balance is due on demand. The interest rate charged on December 31, 2022 was 0.00%. Interest will be added in 2023 at a rate of 5.25%

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock
• Authorized: 10,000,000
• Outstanding: 5,750,000
• Voting Rights: One vote per share. Please see Voting Rights of Securities Sold in this Offering below.
• Material Rights: Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 750,000 shares to be issued pursuant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

In addition to the aforementioned capital structure and this current Regulation Crowd Funding Round, Vvolt or The Company, is also engaged in a larger, ongoing effort, to raise an institutional round of capital at or near $10M USD to further expedite our growth trajectory and operational needs for the next 3-4 years. Hence, anyone participating in this Reg CF round should understand that their ownership percentage will be diluted upon the completion of the $10M round and any subsequent institutional rounds.

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the Common Stock you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Common Stock you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new

products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
The Company was formed on June 29th, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vvolt has incurred a net loss whilst generating over $2,000,000 in revenues since its inception. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Section 301 Tariffs

Section 301 tariffs first began affecting the market in 2018. The industry successfully obtained temporary relief through the U.S. Trade Representative's (USTR) exclusion process and achieved several subsequent extensions of those exclusions. It is not a foregone conclusion that the tariff exclusions will continue. If the 301 tariffs were to come into full force, it could cause margin pressure and supply chain disruption.

Governmental Regulation

There is speculation about additional governmental regulation on vehicles in the micromobility space. With a developing portfolio in multiple micromobility segments, Vvolt is more exposed to governmental action than competitors only serving a single market segment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Vvolt, Inc.

By /s/ *Christopher Kyle Ranson*

Title: CEO

By /s/ *Christopher Kyle Ranson*

Name: <u>Christopher Kyle Ranson</u>
Title: CEO

By /s/ *Kyle Ranson*

Name: <u>Kyle Ranson</u>
Title: kyle@vvolt.com

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet

Vvolt Inc

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Cash on hand	1,455.50
PayPal Bank	3,086.51
Prepay Vendors	100,910.77
Washington Trust Checking (0653)	26,263.61
Total for Bank Accounts	**$131,716.39**
Accounts Receivable	
Accounts Receivable (A/R)	122,870.48
Total for Accounts Receivable	**$122,870.48**
Other Current Assets	
Inventory Asset	$100,232.81
Accessories	33,337.34
Inventory Bikes	$330,394.91
Demo Bikes	19,521.66
Development Inventory	12,912.42
Inbound freight Asset	47,192.96
Shop Soiled	140,191.51
Warranty Inventory	24,012.54
Total for Inventory Bikes	**$574,226.00**
Spare Parts	38,314.95
Total for Inventory Asset	**$746,111.10**
Inventory Deposit	158,955.90
Other AR	0.00
Undeposited Funds	0.00
Total for Other Current Assets	**$905,067.00**
Total for Current Assets	**$1,159,653.87**
Fixed Assets	
Accumulated Depreciation	-232,292.78
Fixed Asset Photo Video	43,441.30
Fixed Asset Web Design	57,784.70
Machinery & Equipment	168,559.24
Molds	81,840.00
Sample Bikes	11,042.00
Trade Booth	1,236.74
Trailer	21,459.54
Total for Fixed Assets	**$153,070.74**
Other Assets	
Intangible Asset	77,895.17
Total for Other Assets	**$77,895.17**
Total for Assets	**$1,390,619.78**

Balance Sheet

Vvolt Inc

As of Dec 31, 2025

	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	514,976.44
Total for Accounts Payable	**$514,976.44**
Credit Cards	
Amex Delta (51007)	-1,308.65
Chase United VISA (2226)	0.00
Total for Credit Cards	**-$1,308.65**
Other Current Liabilities	
A Showers Pass Loan Payable	521,676.56
Customer Prepayment	$0.00
Battery pre pay	0.00
Slice Deposit	64,099.60
Total for Customer Prepayment	**$64,099.60**
Kabbage by Amex Loan Payable	27,805.56
Loan Payable to Kyle	245,000.00
Payroll Liabilities	
Payroll Tax Payable	0.00
Wages Payable	0.00
Total for Payroll Liabilities	**$0.00**
Shopify Loan	69,848.58
Total for Other Current Liabilities	**$928,430.30**
Total for Current Liabilities	**$1,442,098.09**
Long-term Liabilities	
Washington Trust SBA (8112)	1,233,370.46
Total for Long-term Liabilities	**$1,233,370.46**
Total for Liabilities	**$2,675,468.55**
Equity	
Opening Balance Equity	1,035.00
Shareholder 1 (CKR)	509,953.70
Shareholder 2 (SE)	81,382.98
Shareholder 3 (SW)	9,574.47
Showers Pass Investment	500,000.00
StartEngine Investors	383,087.48
Retained Earnings	-2,596,620.92
Net Income	-173,261.48
Total for Equity	**-$1,284,848.77**
Total for Liabilities and Equity	**$1,390,619.78**

Profit and Loss

Vvolt Inc

January-December, 2025

	TOTAL
Income	
Channel sales	58.35
Discounts given	-$157,451.11
Rebate income	40,981.00
Total for Discounts given	**-$116,470.11**
Refunds to Customers	-31,810.65
Sales of Product Income	1,071,989.53
Service Income	62.57
Shipping Income	14,019.71
Total for Income	**$937,849.40**
Cost of Goods Sold	
Cost of Goods Sold	464,986.81
Inventory Shrinkage	0.00
Shipping & Freight	-31,771.15
Supplies & Materials - COGS	5,346.07
Total for Cost of Goods Sold	**$438,561.73**
Gross Profit	**$499,287.67**
Expenses	
Bank Charges & Fees	1,064.00
Fuel	1,605.03
Insurance	36,053.71
Interest Paid	99,071.78
Job Supplies	1,009.12
Legal & Professional Services	7,798.42
Marketing	$8,316.97
Advertising/Promotional	32,194.18
Branding	391.30
Paid Search / Social	39,442.50
Research	14.10
Trade Shows / Events	3,262.34
Total for Marketing	**$83,621.39**
Meals & Entertainment	1,184.85
Miscellaneous CEO / Managment expence	500.00
Office Supplies & Software	-355.33
Office/General Administrative Expenses	$1,250.00
Postage & Miscellaneous Shipping	700.00
Total for Office/General Administrative Expenses	**$1,950.00**
Outbound Shipping	94,897.82
Payment Processing Fees	16,106.07
Paypal Fees	49.32

Profit and Loss

Vvolt Inc

January-December, 2025

	TOTAL
Payroll Expenses	$7,278.90
401 K	2,666.64
Contractors	2,170.00
Payroll Processing Fee	713.16
Payroll Taxes	52,180.91
Salaries & Wages	155,349.72
Total for Payroll Expenses	**$220,359.33**
Product Design & Development	1,540.00
Reimbursable Expenses	500.00
Repairs & Maintenance	166.16
Space Rental SEKO	17,625.67
Taxes & Licenses	1,022.43
Travel	4,444.27
Utilities	-$600.00
IT subscriptions	10,637.14
Total for Utilities	**$10,037.14**
Warranty	857.08
Total for Expenses	**$601,108.26**
Net Operating Income	**-$101,820.59**
Other Income	
Late Fee Income	1,755.87
Other Miscellaneous Income	556.60
Total for Other Income	**$2,312.47**
Other Expenses	
Depreciation	73,737.07
Reconciliation Discrepancies	16.29
Total for Other Expenses	**$73,753.36**
Net Other Income	**-$71,440.89**
Net Income	**-$173,261.48**

Statement of Cash Flows

Vvolt Inc

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-173,261.48
Adjustments to reconcile Net Income to Net Cash provided by operations:	
A Showers Pass Loan Payable	225,065.00
Accounts Payable (A/P)	91,844.13
Accounts Receivable (A/R)	-66,109.76
Accumulated Depreciation	73,737.07
Amex Delta (51007)	-6,787.55
Customer Prepayment	-65,908.56
Inventory Asset	-2,000.00
Inventory Asset:Accessories	11,789.53
Inventory Asset:Inventory Bikes	-94,383.71
Inventory Asset:Inventory Bikes:Inbound freight Asset	53,894.48
Inventory Asset:Inventory Bikes:Shop Soiled	-74,879.12
Inventory Asset:Inventory Bikes:Warranty Inventory	30,000.00
Inventory Asset:Spare Parts	-1,173.90
Kabbage by Amex Loan Payable	-100,066.66
Loan Payable to Kyle	38,000.00
Shopify Loan	69,848.58
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$182,869.53**
Net cash provided by operating activities	**$9,608.05**
INVESTING ACTIVITIES	
Machinery & Equipment	-550.03
Trade Booth	-1,236.74
Net cash provided by investing activities	**-$1,786.77**
FINANCING ACTIVITIES	
Washington Trust SBA (8112)	5,372.49
Net cash provided by financing activities	**$5,372.49**
NET CASH INCREASE FOR PERIOD	**$13,193.77**
Cash at beginning of period	**$118,522.62**
CASH AT END OF PERIOD	**$131,716.39**

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	1,000,000	1,000	1,000,000	1,000	-	-	2,000
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(200,000)	(200,000)
31-Dec-24	1,000,000	$ 1,000	1,000,000	$ 1,000	$ -	$ (200,000)	$ (198,000)
Shares issued for services	-	-	500,000	500	99,500	-	100,000
Stock option compensation	-	-	-	-	50,000	-	50,000
Net income (loss)	-	-	-	-	-	(150,000)	(150,000)
December 31, 2014	1,000,000	$ 1,000	1,500,000	$ 1,500	$ 149,500	$ (350,000)	$ (198,000)
Shares issued for debt conversion	-	-	100,000	100	99,900	-	100,000
Shares issued for cash	-	-	1,000,000	1,000	999,000	-	1,000,000
Shares issued for services	-	-	10,000	10	9,990	-	10,000
Conversion of preferred stock	(1,000,000)	(1,000)	1,000,000	1,000	-	-	-
Discount on convertible debt	-	-	-	-	50,000	-	50,000
Stock option compensation	-	-	-	-	40,000	-	40,000
Net income (loss)	-	-	-	-	-	(50,000)	(50,000)
December 31, 2015	-	$ -	3,610,000	$ 3,610	$ 1,348,390	$ (400,000)	$ 952,000

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

NOTE 1 – NATURE OF OPERATIONS

Vvolt Inc was formed on Jun 29 2020 ("Inception") in the State of OR. The financial statements of Vvolt Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Portland OR.

Vvolt, we work to create a world where the streets are filled with eco-friendly electric vehicles. Reducing the per-person footprint and paving the way for more communal and interactive urban environments.
It's our mission to transform urban mobility by introducing innovative electric micromobility vehicles that are accessible, enjoyable, and sustainable for everyone.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2026. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale or lease of products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and OR state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the last 3 years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company is carrying significant debt both short and long term commitment,
Total short term liabilities as of December 31st 2025 was $1,442,099
Total for long term debt as of December 31st 2025 was $1,233,371

NOTE 4 – COMMITMENTS AND CONTINGENCIES
We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through 4/29/2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Vvolt LLC
2101 SE 6th Ave
Portland Or 97214

I, Kyle Ranson, the CEO (& Principal Executive Officer) of Vvolt Inc, hereby certify that the financial statements of Vvolt Inc and notes thereto for the periods ending December 31st 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Vvolt Inc. has not yet filed its federal tax return for 2025

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/29/2026.

Kyle Ranson
_____ (Signature)

_CEO_____ (Title)

_4/26/2024_____ (Date)

